UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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10029277

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 49384

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

AVALON PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

SEC Mail Processing Section

MAR 01 2010

Washington, DC 110

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 BROAD STREET, 24TH FLOOR
(No. And Street)

NEW YORK,	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VINCENT AU — (212) 994-9550
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VINCENT AU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVALON PARTNERS, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL H. FERENCE
Notary Public, State of New York
No. 02FE5067379
Qualified in New York County
Certificate Filed in New York County
Commission Expires October 15, ~~19~~ 2010

Notary Public

Signature

PRESIDENT & CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVALON PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Avalon Partners, Inc.:

We have audited the accompanying statement of financial condition of Avalon Partners, Inc. (the "Company") as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Avalon Partners, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 10, 2010

AVALON PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 138,560
Securities owned, at fair value	8,000
Due from brokers	40,279
Commissions receivable	99,265
Employee advances	216,822
Security deposits	222,657
Property and equipment, (net of accumulated depreciation of $193,257)	73,125
Prepaid expenses and other assets	38,666
TOTAL ASSETS	$ 837,374

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Unamortized lease concessions	$ 111,607
Accrued expenses and accounts payable	95,620
TOTAL LIABILITIES	207,227
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	810,000
STOCKHOLDERS' EQUITY:	
Common stock - no par value, 200 shares authorized, 101 shares issued and outstanding	101
Additional paid - in capital	1,691,286
Accumulated deficit	(1,871,240)
TOTAL STOCKHOLDERS' EQUITY	(179,853)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 837,374

The accompanying notes are an integral part of this financial statement.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Avalon Partners, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities Transactions

The Company accounts for security transactions on the trade date basis. Customers' securities transaction, commission income, commission expense and related clearing expenses are reported on the trade date basis.

Income Taxes

The Company, with the consent of its stockholders, has elected, under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The state tax treatment of an S Corporation is identical to the federal tax treatment.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement – Definition and Hierarchy

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value Measurements) establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels explained below:

Level 1 Valuations based on quoted prices available in active markets for identical investments.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company holds four equity securities that are categorized as "Grey Market" equities on Pink Sheets, OTC. Grey Market equities have diminished transparency of their bid and ask quotes because they are not traded or quoted on an exchange or intradealer quotation system. Thus, the fair value of these equities is derived using Level 3 input by the Company's management by extrapolating from the limited transactions and low volume reported by Pink Sheets.

The following table presents a reconciliation of Level 3 assets measured at fair value for the year ended December 31, 2009:

	Investments in Equity Securities
Level 3 - Balance December 31, 2008	$ -
Realized and Unrealized Gains (Losses)	-
Purchases (Sales)	8,000
Net Transfers In (Out) of Level 3	-
Level 3 - Balance December 31, 2009	$ 8,000

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 consisted of the following:

Computer equipment	$ 48,279
Furniture and fixtures	108,607
Telephone equipment	63,945
Leasehold improvements	32,382
Art	13,169
Total property and equipment, at cost	266,382
Less: accumulated depreciation	193,257
Net property and equipment	$ 73,125

NOTE 4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with Legent Clearing ("Clearing Broker") on behalf of customers. Through contractual agreement with the Clearing Broker, the Company is liable in the event the customers are unable to fulfill their contracted obligations with the Clearing Broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of the Clearing Broker. In margin transactions, the Clearing Broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Clearing Broker executes and clears customers' transactions involving the sale of securities that are not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the Clearing Broker. The Company may then be required to compensate the Clearing Broker for losses incurred on behalf of the customers.

The Company, through its Clearing Broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with the Clearing Brokers' internal guidelines and Regulators' external guidelines. The Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 5. LEASE COMMITMENTS

The Company signed a 10 year non-cancelable lease for office space commencing on October 1, 2001 and expiring on October 31, 2011. The Company sublet the space to a third party. Future minimum lease and sublease payments required under this lease are as follows:

	Lease Commitment	Sublet Commitment	Net Minimum Payment
2010	$ 221,716	$ (200,455)	$ 21,261
2011	184,763	(171,496)	13,267
Total	$ 406,479	$ (371,951)	$ 34,528

The Company also signed an 89 month non-cancelable lease for additional office space commencing on April 1, 2009. Future minimum lease payments required under this lease are as follows:

2010	$ 303,577
2011	311,167
2012	318,946
2013	326,920
2014	335,093
Thereafter	577,454
Total	$ 2,173,157

Total rent expense was $551,868 and total rental income on the sublet was $194,994 for the year ended December 31, 2009.

NOTE 6. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

In July, 2008, the Company entered into a subordinated loan agreement in the amount of $810,000, which matures on July 31, 2011. This loan bears interest at the rate of LIBOR plus 4.00% per annum. For the year ended December 31, 2009 interest expense was approximately $38,000 and is included on the statement of income.

These borrowings are subordinated to the claims of general creditors, have been approved by FINRA and are included in computing adjusted net capital under the SEC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and FINRA's capital regulations governing the withdrawal of subordinated debt.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $70,877, which was $57,062 in excess of its required net capital of $13,815.